SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                    1-7234

                                                                  CUSIP NUMBER
                                                                  36225V 10 4

[ ] Form 10-K [ ]    Form 20-F    [ ]  Form 11-K   [x]  Form 10-Q    Form N-SAR

         For Period Ended: September 30, 2005

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)
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(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant in good faith attempted to file its report on Form 10-Q for the third quarter ended September 30, 2005 on a timely basis, however the filing was delayed due to additional time required to finalize the tax accounting treatment related to the Registrant's dividend of GSE Systems to its stockholders on September 30, 2005.

Part IV           OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

         Andrea D. Kantor           914                    249-9716
      ----------------------    -------------        ---------------------
             Name                 Area Code            Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

On November 8, 2005 the Registrant filed a Form 8-K announcing the issuance of its earnings press release containing its pre-tax continuing operating results

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for the quarter ended September 30, 2005. The Company reported income from continuing operations before income tax expense of $2.3 million for the third quarter ended September 30, 2005 as compared to $1.1 million for the third quarter ended September 30, 2004. The significant increase for the quarter was due to improving General Physics' operating income from $2.9 million, or 6.6% of revenue, for the quarter ended September 30, 2004 to $3.7 million, or 8.5% of revenue, for the quarter ended September 30, 2005, as well as reducing other corporate overhead expenses.

GP Strategies completed the spin-off of its 57% ownership interest in GSE Systems, Inc. ("GSE") on September 30, 2005 through a dividend to its stockholders. Subsequent to the spin-off, GP Strategies ceased to have any ownership interest in GSE. The operations of GSE have been removed from the continuing operations reported for the quarters ended September 30, 2005 and 2004.

The Company is currently finalizing the tax accounting treatment for its dividend to its stockholders of GSE Systems.



                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 9, 2005                   BY: Andrea D. Kantor, Executive Vice
                                                President and General Counsel


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